EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollar amounts in thousands)
Earnings from continuing operations	$317,842	$228,200	$243,543	$241,268	$119,355
Add:
Minority interest	5,243	4,875	4,959	5,508	6,461
Income taxes	26,892	43,562	15,374	28,169	4,725
Interest expense	178,369	152,551	154,427	151,864	162,493

Earnings as adjusted	$528,346	$429,188	$418,303	$426,809	$293,034

Fixed charges:
Interest expense	$178,369	$152,551	$154,427	$151,864	$162,493
Capitalized interest	63,885	37,388	36,425	30,534	24,276

Total fixed charges	$242,254	$189,939	$190,852	$182,398	$186,769

Ratio of earnings as adjusted to fixed charges	2.2	2.3	2.2	2.3	1.6